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                              June 24, 2024

       Joseph Hayek
       Vice President and Chief Financial Officer
       Worthington Enterprises, Inc.
       200 West Old Wilson Bridge Road
       Columbus, OH 43085

                                                        Re: Worthington
Enterprises, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended February 29, 2024
                                                            Response dated May
30, 2024
                                                            File No. 001-08399

       Dear Joseph Hayek:

              We have reviewed your May 30, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

       Form 10-Q for Fiscal Quarter Ended February 29, 2024

       Adjusted EBITDA, page 35

   1. We note your response to prior comment 1. Notwithstanding your definition of Adjusted
                                                        EBITDA on page 1 of
your Form 10-Q for the period ended February 29, 2024, we
                                                        remind you that
Question 103.01 of the Division of Corporation Finance   s Compliance
                                                        and Disclosure
Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as
earnings before interest, taxes, depreciation and amortization    and
earnings
                                                        means net income.
Since your reconciliation begins with net earnings from continuing operations, rather than
net earnings, please revise your future filings to change the name of your non-GAAP
measure to    Adjusted EBITDA from continuing operations    to reflect
                                                        the nature of this
non-GAAP financial measure more accurately.
 Joseph Hayek
Worthington Enterprises, Inc.
June 24, 2024
Page 2

       Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoseph Hayek                         Sincerely,
Comapany NameWorthington Enterprises, Inc.
                                                       Division of Corporation
Finance
June 24, 2024 Page 2                                   Office of Manufacturing
FirstName LastName